EXHIBIT 17.1

June 30, 2023

Henry Fahman

CEO and Chairman of the Board PHI

Group, Inc.

2323 Main Street,

Irvine, CA 92614

Dear Mr. Fahman,

I would like to inform you that I wish to resign from my position as PHI Group, Inc. Member of Board Directors and Chief Operating Officer effective July 1, 2023 due to my other commitments that have become too great for me to be effectively and able to continue with these positions.

It has been a great pleasure to be alongside the great individuals at this organization and I will always appreciate the experience and knowledge I have gained during my time here.

There have been no disagreements by the undersigned with the Company on any matter relating to its operations, policies or practices.

I wish the organization only the best for the future and regret any inconvenience my resignation may cause.

Sincerely,

/s/ Tam Bui
Tam Bui

Cc: Frank Hawkins